82-34640

File number ~~82 - 524~~

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2006 OCT 31 P 3:31

Securities and Exchange Con
Office of International Corpor:
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

06017982

25 October 2006

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

02-Oct-06	Treasury Stock
09-Oct-06	Director/PDMR Shareholding
10-Oct-06	Appointment
17-Oct-06	Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

Ms. Jenni Horn
Senior Company Secretariat Assistant

Enc.

Regulatory Announcement

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:14 02-Oct-06
Number	PRNUK-0210

Treasury Shares

2 October 2006

Friends Provident plc announces that following the transfer of 645,548 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme, the Friends Provident plc Executive Share Option Scheme and the Deferred Share Plan, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 23,435,411 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	16:29 09-Oct-06
Number	PRNUK-0910

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

9 October 2006

Friends Provident plc announces the transfer of 1,572 treasury shares from the Treasury Shares Account to participants of the Friends Provident plc ShareSave Scheme on 6 October 2006.

In addition, the Company transferred 19,852 treasury shares on 6 October 2006 to the trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.915 per share to satisfy the obligation to issue shares to SIP participants in September 2006. The Company has received notification from the following persons discharging managerial responsibility, including the executive directors of the Company, that of the 19,852 shares acquired by the trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 5 October 2006	Total no. of shares held by directors and Connected Persons
A R G Gunn	65	105,425
K Satchell	65	207,693

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 5 October 2006	Total no. of shares held by directors and Connected Persons
S J Clamp	65	3,927
A P Jackson	65	8,296
J R McIver	65	8,406
R Sepe	65	10,718
J Stevens	65	9,962
P T Tunnicliffe	65	9,102

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 10,886 shares out of the 2,054,663 shares held by the trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital

of the Company is 2,139,144,959 ordinary shares of 10p each of which 23,413,987 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Regulatory Announcement

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Free annual report

Company	Friends Provident PLC
TIDM	FP.
Headline	Appointment
Released	07:00 10-Oct-06
Number	2138K

RNS Number:2138K
Friends Provident PLC
10 October 2006

10 October 2006

Friends Provident plc appoints
new group finance director

Friends Provident plc announces today the appointment of Jim Smart as group finance director. He joins Friends Provident on 13 November taking over from Philip Moore and joining the board on 1 January 2007, subject to FSA approval.

Jim Smart joins from Boots Group plc, where he was group chief financial officer before the merger with Alliance Unichem. As previously announced on 28 June 2006 Philip Moore succeeds Keith Satchell as group chief executive and will also take up his new position from 1 January 2007. Keith Satchell will retire from the Board at the end of January 2007.

Sir Adrian Montague, the chairman of Friends Provident, said:

"The appointment of Jim Smart successfully completes the succession process we began following the announcement of Keith Satchell's retirement, and we are delighted to welcome him to Friends Provident. As part of previously successful management teams he already has a proven track record for delivering sound strategic and effective management to growing businesses with extensive experience in both retail and financial services.

Commenting on his new role Jim Smart, said:

"Friends Provident is a highly successful group with determined growth aspirations coupled with a strong culture for delivering high quality customer service. I am looking forward to working alongside Philip Moore and the Board to drive the business further forward."

- Ends -

For further information, please contact:

Nick Boakes Friends Provident plc 0845 641 7814

Di Skidmore Friends Provident plc 0845 641 7833
Rupert Younger Finsbury Limited 020 7251 3801

Ref: G147

Notes to Editors

Jim Smart FCCA, CPFA (age 46) has steered Boots through a number of structural changes from selling Boots Healthcare International to the group's recent merger with Alliance Unichem. He trained with Coopers & Lybrand - now part of PWC. Before joining Boots in 2003, he was at Abbey National plc for 15 years. During this time he held a number of senior finance and operational positions and was a director of the group's life assurance business, Scottish Mutual Assurance.

About Friends Provident

Friends Provident plc is the holding company of the Friends Provident Group of companies and a member of the FTSE 100. With more than 2.5 million customers the Group employs nearly 5,000 staff in its three core businesses: UK Life & Pensions, International Life & Pensions and Asset Management.

The business was founded in 1832 on Quaker principles and aimed to alleviate the hardship of families facing misfortune. Friends Provident has embraced corporate governance and achieving high standards of corporate behaviour and accountability to both stakeholders and customers is at the heart of our business. In 2001 the company established the grant-making charity The Friends Provident Foundation with the aim to encourage new ways of thinking about how money can be used to solve a wide range of problems.

Fast growing

International Life & Pensions:

- Friends Provident International - first half 2006 new business up 50% on 2005
- Lombard - new business compound annual growth rate 28% over last 10 years

UK Life & Pensions:

- Market share grown in each of last 3 years, from 3.4% in 2002 to 5.9% in first half 2006

Asset Management:

- Funds under management up from c£30 billion at listing (July 2001) to £107 billion at 30 June 2006

Financially strong

- With Profits Fund surplus £246m and Risk Capital Margin £260m at 30 June 2006
- Life & Pensions excess capital resources in accordance with FRS 27 £1.8 billion at 31 December 2005
- Regulatory solvency: Free Asset Ratio 19.6% at 30 June 2006

For more information on Friends Provident including, images, awards, fast facts,

presentations, and media contacts please visit the media section at www.friendsprovident.com/media

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	15:05 17-Oct-06
Number	PRNUK-1710

Treasury Shares

17 October 2006

Friends Provident plc announces that following the transfer of 56,395 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 23,357,592 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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